Exhibit 99.3

Your Vote Counts! MANCHESTER UNITED PLC 2021 Annual Meeting Vote by June 02, 2021 11 :59 PM ET. For shares held in a Plan, vote by May 31, 2021 11:59 PM ET. MANCHESTER UNITED PLC SIR MATI BUSBY WAY, OLD TRAFFORD MANCHESTER M16 ORA UNITED KINGDOM You invested in MANCHESTER UNITED PLC and it•s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 03, 2021. Get informed before you vote View the Annual Report, Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 20, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Smartphone users Point your camera here and vote without entering a I number Vote in Person at the Meeting* June 03, 2021 3:30PM EDT In the offices of Woods Oviatt Gilman LLP 1900 Bausch and Lomb Place, Legacy Tower Rochester, NY 14604 *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Board Recommends Voting Items NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Sign up forE-delivery". 1.Election of Directors Nominees: 1 a.Avram Glazer 0For 1 b. Joel Glazer 0For 1c.Edward Woodward 0For 1 d. Richard Arnold 0For 1 e.Cliff Baty 0For 1 f. Kevin Glazer 0For 1 g. Bryan Glazer 0For 1 h. Darcie Glazer Kassewitz 0For 1 i.Edward Glazer 0For 1 j.Robert Leitao 0For 1 k. Manu Sawhney 0For 11.John Hooks 0For